

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

June 8, 2010

<u>Via U.S. Mail</u>

Baogua Jiang
Principal Executive officer
Yaboo, Inc.
70 W. Madison St., Ste. 1400
Chicago, IL 60602

> **Re: Yaboo, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 12, 2010**
> **File No. 333-164999**

Dear Mr. Jiang:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. In Note D to Financial Statements on page 55 you state that the restaurant was closed and Qilin Bay was inactive from January to September 2009. Please revise your summary

and business sections, as well as MD&A to discuss the reasons for this closure and the likelihood that it may recur.

2. We note that Mr. Jiang transferred securities in the form of a gift on December 31, 2008. It appears that these securities were "restricted securities" under Rule 144 of the Securities Act of 1933 and that the sale might not have otherwise met the information and holding period requirements of Rule 144. Please tell us how you determined the holding period under Rule 144 of the transferees.

Registration Statement Cover Page

3. Please explain the reference to Securities Act Rule 416 in footnote (1) of the fee table. Specifically, you do not appear to be registering securities to be offered pursuant to terms which provide for a change in the amount of securities being offered or issued to prevent dilution resulting from stock splits, stock dividends, or similar transactions under Rule 416(a). Revise or advise.

Prospectus Cover Page

4. If you plan to use the prospectus prior to the date that it is declared effective in accordance with applicable rules, please include the "subject to completion" legend in your next amendment. Refer to Item 501(b)(10) of Regulation S-K.

Summary Information and Risk Factors, page 4

5. Revise to explain briefly how you generate revenue.

6. Consider including an organizational chart depicting your capital structure, including all of your subsidiaries and operating companies.

Business, page 4

7. Please revise to define or remove industry jargon that may not be understood by an investor. Examples include "Pozi street" restaurant, "green ecological restaurant," "green food restaurant," and "ecological foods."

8. Quantify your net loss in the final paragraph. In addition, disclose your monthly "burn rate." Finally, disclose that you believe your present capital will only last one more month and discuss briefly your plans to finance your business after that.

9. In Note B to Financial Statements on page 47 you state that you have devoted substantial efforts to securing "environmental remediation contracts." This type of business, prospective business, or in the alternative, a description of how environmental

remediation contracts relate to your current business of operating a restaurant, are not described in your business section or other appropriate sections of the filing. Please explain or revise.

Risk Factors, page 7

10. Please clarify how many restaurants you own and operate. In your business section you state that you own one restaurant. However, in other sections of the filing, particularly in the risk factors section, you make references to multiple restaurants.

11. Please draft a separate risk factor regarding potential loss of restaurant business license if you do not comply with local Chinese regulations by keeping a specified amount of cash in a savings account. Please refer to your Note E to Financial Statements on page 56.

Expenses required to operate as a public company, page 8

12. Revise to state that you will be required to obtain outside assistance. In addition, quantify the expected additional costs you will incur as a public company.

Changes in China's political or economic situation, page 11

13. Please explain how China's political or economic situation could adversely affect the business of your suppliers.

Selling Shareholders, page 16

14. Please disclose that the selling shareholder may be deemed underwriters for this offering.

15. Please specify the nature of position, office or other material relationship of the selling security holders with your company. Zhanmin Gao and Zhongming Wang are identified as holding positions with the company later in the filing, but this fact is not reflected in the selling shareholder section. Please refer to Item 507 of Regulation S-K.

16. Please move the first 2 tables under this heading to a different heading as these tables do not represent the information required by Item 507 of Regulation S-K. In addition, please revise the table columns and headings to remove duplicate information (Share QTY and Total Shares columns contain identical information) and reflect a $0.05 per share price.

17. Please revise the filing as to the number of shares being registered. We note that Note 1 to the selling shareholders table states "no selling shareholder will own any of our stock after this offering." This appears to be inconsistent with other disclosure in the registration statement. Please provide consistent disclosure throughout the filing.

Directors, Executive Officers, Promoters, and Control Persons, page 21

18. Please discuss specific experience, qualifications, attributes or skills of your director. Refer to Item 401(e) of regulation S-K.

Common Stock, page 24

19. In the second sentence of the first paragraph you state that you have 59 shareholders of record. On page 34, however, you note that there are "approximately 77 shareholders of record." Please provide consistent disclosure throughout the filing.

Description of Business, page 25

20. You state that the net loss incurred for 2009 was due to the acquisition and remodeling cost of Qilin Bay Restaurant. Please supplementally quantify for us the impact of these two factors on pre-tax income for 2009, as it appears that these items would have limited impact in one year. Rather, it appears that the net loss may have been more appropriately attributed to operating losses at the restaurant combined with corporate overhead expenses. Please revise your disclosure here and elsewhere in the filing, as appropriate.

Competition, page 26

21. You state that you compete primarily with Fu Kee Food Co., Ltd. but later in the section note that they do not operate a restaurant in your area. Please revise or advise how you compete with this company.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Results of Operations, page 29

22. We note that you have identified the company as being in the development stage devoting substantially all of its efforts to the corporate formation, the raising of capital, and attempting to secure remediation contracts (per Note B of your financial statements). It appears that the only business of Yaboo, Inc. is the operation of a restaurant. As these operations are located in China and are conducted through Yaboo Agriculture, it is unclear as to what activities (if any) are occurring at the Yaboo, Inc. level that would support that the company is in a development stage. Please clarify whether the restaurant is in fact the principal activity of the company or whether management is devoting its efforts to other activities, and if so, explain such activities. In addition, please explain what is meant by "attempting to secure remediation contracts."

23. Your current discussion on results of operations merely states the amounts recorded for each line item (revenue, cost of revenue, etc.). Please discuss results and describe any uncertainties management expects will have an impact on future net sales or events that could cause a change in the relationship between costs and revenues in future periods.

Employees, page 28

24. Please clarify whether your employees in China are included in the number of employees provided. Provide the number of total and full-time employees.

Expenses, page 30

25. Explain in more detail the types of expenses incurred for "meals and entertainment." In addition, please identify the line item where you would have put the remodeling and improvement of the restaurant business. Finally, explain the items received for professional fees.

Liquidity and Capital Resources, page 31

26. We note in this section and in other parts of the document (including Note B of the financial statements) reference to the company not yet generating revenue. As the company has generated restaurant sales of approximately $117,000, this statement is not accurate. Please revise this section and throughout the document to accurately reflect that revenues have been generated during the period ended December 31, 2009.

Description of Property, page 32

27. We note your annual rent for the staff dormitory and cafeteria appears to be significant in relation to your last year's revenue. If the agreement is material to you, please provide a summary of material terms of this agreement and file it as an exhibit to the registration statement.

28. You state that you have "no property to insure." Please clarify whether you own the restaurant and, if so, revise your disclosure.

Certain Relationships and Related Transactions, page 32

29. Please include director independence section. Refer to Item 407(a).

Executive Compensation, page 35

30. Please include compensation information for your principal executive officer, principal financial officer and three most highly compensated executive officers. Refer to Item 402(a)(3).

Statement of Loss, page 43

31. Please remove the line item 'loss tax expense' on your statement of loss as no amounts have been recorded in the periods presented.

Note B: Significant Accounting Policies, page 47

32. Please note that all references to US GAAP should be in the context of the FASB's Accounting Standards Codification that supersedes all prior US GAAP sources. Revise such references wherever made throughout the filing.

Development Stage Company, page 47

33. Please tell us why you believe the designation of a development stage company is appropriate in accordance with ASC 915.

Revenues, page 48

34. We note that cash generated from sales to local government organizations is not collected at the time of service. We assume that these amounts are represented by the $45,878 of accounts receivable on the balance sheet. Please tell us and revise to disclose whether this is common practice in the restaurant industry in China and explain the repayment terms of such credit extended. Also, we note that the amount on the balance sheet is reported 'net' indicating that an allowance has been established for amounts not expected to be collected. Disclose the amount of the allowance and your policy for accounting for these amounts.

Inventory, page 48

35. Please revise to describe the items that comprise inventory.

Property, Plant, and Equipment Depreciation, page 49

36. Please revise to provide a description of the types of costs that were capitalized in connection with the remodeling and improvement of the restaurant business.

37. Please provide a policy for assessing and accounting for asset impairments.

Operating Expenses, page 49

38. Please disclose your policy for accounting for advertising and promotion expenses.

Note E: Acquisition of Qilin Bay, page 56

39. We note that you paid $146,455 in cash to acquire ownership of Qilin Bay. Please tell us what was recorded as a result of the acquisition and how you have complied with ASC 805.

Indemnification of Officers and Directors, page 59

40. You describe specific provisions in your Bylaws relating to indemnification of officers and directors; however, your Bylaws do not appear to contain any officer or director indemnification provisions. Please revise.

Financial Statements

41. Please update your financial statements as appropriate in compliance with Rule 8-08 of Regulation S-X.

Exhibits

42. We have reviewed the opinion of counsel filed as Exhibit 5.1 to your original registration statement on February 19, 2010. Please revise to refer to all amendments to the referenced registration statement. In addition, please include a consent to reproduction of the legal opinion as an exhibit to your registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact at Theresa Messinese at (202) 551-3307 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Bryan at (202) 551-3601 or me at (202) 551-3412 with any other questions.

Sincerely,

Amanda Ravitz
Branch Chief - Legal

cc: Michael T. Williams, Esq.
        via facsimile (813) 832-5284